Exhibit 2

Mr D L Masters

[Address]

12 January 2026

Dear Mr Masters

We are pleased to offer you a loan facility on the terms set out in this facility letter.

This offer is valid for 30 days from the date above. You can accept the offer within this 30 day period by signing and returning this offer. After the 30 day period has expired, this offer will no longer be open for acceptance and you will have to contact us to confirm whether we are still willing to contract with you on the terms of the offer. If you do contact us after the 30 day period has expired, we may change the terms on which we are willing to enter into a contract with you (or may decide that we are no longer willing to enter into any contract with you).

Once we have told you we have everything we need under this offer document, this loan facility will replace your existing loan facility with us dated 16 October 2024.

1.	Facility Amount, Interest, Term

Facility amount	a maximum of £5,000,000 outstanding at any one time.

Annual interest rate	1.5% over Central Bank Base Rate (the "reference rate") giving a current rate of 5.25% variable. If the reference rate goes lower than 0%, we will treat the reference rate as being 0%.

Interest will be calculated daily on the Outstanding Balance (including any unpaid interest) and charged to your account quarterly 23 days after quarters ending March, June, September and December. Therefore the actual charge will be on either the 22nd or on the 23rd calendar day following the 30th of March, June, September and December each year. We will require repayment on the same day (or the next Working Day if that date falls on a non-Working Day). If you repay the loan in full and close your account before the date interest is charged, interest will be charged on the date you close the account.

Interest will continue to be charged if we withdraw your loan until you repay the full amount outstanding.

We will continue to charge you interest on everything you owe us under the loan until you have repaid us in full. If you do not repay everything you owe us by the end of the term we may charge you default interest at a rate of 7% over the Central Bank Base Rate.

Union Bancaire Privée (UK) Limited, Jersey Branch

PO Box 78 · 38 Esplanade · St Helier · Jersey JE4 8PR

T +44 (0)1534 815555

Union Bancaire Privée (UK) Limited, Jersey Branch is regulated by the Jersey Financial Services Commission and the Financial Conduct Authority. The bank's principal address in Jersey is PO Box 78, 38 Esplanade, St Helier, Jersey JE4 8PR. Services provided by Union Bancaire Privée (UK) Limited, Jersey Branch will be subject to the regulatory regime applicable in Jersey, which differs in some or all respects from that of the UK. For UK-resident clients certain FCA protections may apply in addition to those available under the Jersey regime in certain specific circumstances. Union Bancaire Privée (UK) Limited is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the UK. The company is incorporated in England & Wales under number 964058 with registered office at One Bank Street, London E14 4SG. Telephone calls may be monitored or recorded

Review Date

This facility has no fixed end date but is due for review every 2 years. If we decide to renew your facility on review we shall inform you.

This facility is repayable on demand which means we can terminate this facility and ask you to pay the full amount outstanding, plus interest and fees, at any time.

Purpose	Renewal of your existing facility with us.

2.	Your facility

Once we have told you we have everything we need under this offer document, this agreement will replace our existing agreement with you dated 16 October 2024 and your facility with us will be governed by the terms and conditions set out in this agreement.

If you have not fulfilled the conditions set out in this offer document within three months from the date of this offer document, the terms of this agreement will not come into effect.

3.	Security

By agreeing to use the assets detailed below as security you agree that we may, in the circumstances set out below, sell (or instruct the sale of) all or part of those assets not held as cash (and to use any cash held as security) to protect or reduce our exposure under this agreement. You should carefully consider the risks before signing this agreement and you may wish to seek independent legal advice. If a guarantor has provided us with any security this section will apply equally to them and references to "you" and "your" will also be read as references to them.

This facility is secured as follows:

●	A Jersey law security interest agreement, in our standard form, over the investment portfolio held by Union Bancaire Privée (UK) Limited Jersey Branch in your name from time to time including (but not limited to) structured products, cash balances, mutual funds, bonds and equities.

The security is a continuing security for your obligations under this facility letter, including your obligation to repay the facility and other amounts you owe us. Until the facility and those amounts have been repaid in full, we have the right to keep as security any items or property which we may hold as security for the facility.

4.	Monitoring and Lending Value

We take security to protect our exposure when we lend you money. To do this, we work out a maximum loan amount for the value of the assets you provide as security, or where you provide an assignment of a life policy, the value of the assets held under that policy (the "lending value") as well as a top up level and a sell out level at which we have the right to take the further steps set out below.

Each of these levels is worked out by applying defined loan to value ("LTV") percentages (respectively called the lending LTV, top up LTV, sell out LTV) that apply to different classes of assets, to the specific assets that make up your security and adding the different amounts for each asset class together.

We work out each of these values on a daily basis and they will fluctuate over the term of the loan depending upon the type, quality and diversity of assets that make up the security. Indicative LTV percentages are available on request and will change from time to time. You can find out the levels that apply to your facility at a particular point in time by calling your private banker.

As the value of the security may fluctuate, we will monitor the lending value against the amount owed to us under this facility (our "exposure"). In working out our exposure, we also add any cross currency exposure where the security is in a different currency to the money owed to us.

If we reasonably believe that our exposure or the value of the security you have provided has fluctuated in such a way that our exposure reaches a level that is unacceptable to us (the "top up level") we may request that you either provide further security or reduce the overdrawn amount of this facility so that our exposure reduces to within the lending value. If you have not done so within 2 days of our request, we may immediately sell, or instruct the sale of, all or part of your assets (that are not already held in cash) and hold the sale proceeds as security or use them and/or existing cash held as security to repay or reduce the outstanding balance.

In addition, if we reasonably believe, before we give you notice or you take the action set out above, that our exposure or the value of the security you have provided has fluctuated in such a way that our exposure reaches a further level that we set (the "sell out level") you must immediately reduce the amount of the facility so that our exposure reduces to within the lending value and if you do not do so we may immediately sell, or instruct the sale of, all or part of your assets (that are not already held in cash) and hold the sale proceeds as security or use them and/or existing cash held as security to repay or reduce the outstanding balance.

If we have to sell your assets, we will try to obtain the best execution price available for them at that time and will act reasonably in choosing the assets to be sold. If by selling part of your assets we can bring our exposure within the lending value, we may sell, or instruct the sale of, only part of your assets.

If we reasonably believe that the composition of the investments we hold as security is inadequate for that purpose, we may require you to provide additional security that is reasonably acceptable to us or reduce the outstanding amount of the facility to a level that we reasonably require.

For example, if the value of your security is £1,000,000 and the LTV is 80% it means you can borrow £800,000. If the value of your security falls by £100,000 to £900,000, we may ask you to either provide alternative security to the value of £100,000 or reduce the amount borrowed to

£720,000 (80% of £900,000) by repaying £80,000 (£800,000 less £80,000 = £720,000).

5.	Conditions to access your facility

Before the terms of this document come into effect you must:

(a)	Provide the security set out above.

(b)	This must be provided, in a form reasonably acceptable to us before you draw down.

6.	Our exposure under other facilities

If you have other facilities with us or an third party has a facility with us which is secured by the same security as we have taken in relation to this or your other facilities, references above to "our exposure" for the purposes of considering the value of the security that has been provided will include, as well as this facility, the amounts we have lent you or them under any other facilities.

7.	Repayments

Interest will be calculated daily on the Outstanding Balance (including any unpaid interest) and charged to your account quarterly on the 23rd of January, April, July and October each year. We will require repayment on the same day (or the next working day if that date falls on a non-working day). If you repay the loan in full and close your account before the date interest is charged, interest will be charged on the date you close the account. Interest will continue to be charged if we withdraw your loan until you repay the full amount outstanding.

Your first payment will be due on the next interest charging date on which it would have been due under your existing facility with us, dated 16 October 2024. With your first payment, we will also collect any interest that has accrued and remains unpaid under your existing facility with us, dated 16 October 2024.

Your interest payments will not include any payments that you may need to make into a separate repayment vehicle, to build up a lump sum to repay the amount borrowed which is due at the end of the term. You should regularly check the performance of any investment used as a repayment vehicle, to see whether it is likely to be adequate to repay the capital at the end of the term.

If you repay all or part of the principal amount, you can later redraw that amount during this agreement.

If you wish to close your account, you must let us know and we will send you a closing statement, which will contain the outstanding balance, including all interest accrued up until the date you tell us you want to close the account.

8.	Ending the agreement

You have a right to withdraw from this agreement within 14 days, starting on the day after you accept it, but you can end it at any other time as well. In either case, you will need to notify your private banker in person, by phone or by email and repay the facility. If you cancel within the first 14 days, we will charge interest for the use of the facility until you cancel and you will also pay the arrangement fee which relates to the setting up of the facility.

9.	When we can change your interest rate

Your interest rate will track changes in the reference rate. Any change will apply immediately following a change in the reference rate. You can find out the current reference rate that applies to your loan by contacting your private banker and you can find out the current Central Bank Base Rate by looking on our website.

We may replace the reference rate with a different reference rate of our choice if the reference rate is no longer available or is otherwise not capable of being ascertained by us for any reason beyond our control. We will tell you before we do so.

In addition to the changes in your interest rate as a result of changes in the reference rate, we can increase or decrease your interest rate for the following reasons:

(a)	if our cost of funding your loan changes we can change your interest rate in proportion to the change in our cost of funding; or

(b)	if there is a change to applicable law or regulation which impacts our costs we can change your interest rate in proportion to the change in our costs.

Any change to your interest rate that we make for one of the reasons set out above will be a reasonably proportionate response to a change that is affecting us, or that we reasonably think will affect us.

We will tell you about any increase to your interest rate (other than as a result of changes in the reference rate) at least 30 days before we implement the change. If we decrease your interest rate we may not give you advance notice but we will tell you as soon as possible after the change has been implemented. Any change to your interest rate will affect the amount of your payments.

10.	When we can make other changes to this agreement

We can change any aspect of this agreement if we reasonably think the change will be as favourable or more favourable to you. We can also make changes to any other aspect of this agreement for the following reasons:

(a)	to comply with a change in any applicable laws or regulations or how applicable laws or regulations are applied or interpreted;

(b)	if we introduce a new service or facility or we improve an existing service or facility in connection with this agreement; or

(c)	if we need to change the way we run your facility as a result of changes in the banking or financial system.

We will give you at least 30 days' written notice before we make such a change.

11.	Changes to fees

We can decrease an existing fee at any time for any reason. We can also increase an existing fee, introduce a new fee or remove an existing fee but we can only do so for any of the following reasons:

(a)	to respond proportionately to a change in our costs;

(b)	if we have been providing a service to you at a fee that is lower than the cost to us we can increase the fee so we pass on our full cost to you;

(c)	if we have been providing a service to you for free, we can introduce a fee that responds proportionately to our cost of providing the service; or

(d)	if we start providing a new service we can introduce a fee for it that responds proportionately to our cost of providing the service.

We will tell you in writing one calendar month before we change an existing fee or introduce a new fee.

12.	Failure to pay and breach of this agreement

If you fail to pay any material amount under this agreement within 30 days of the date we ask you to or if there is a serious failure by you to comply with any other term of this agreement (unless the failure can be and is remedied within 30 days) you must:

(a)	pay any reasonable costs we incur as a result, for example our legal costs; and

(b)	we may also charge you any reasonable administration costs we incur as a result.

13.	Joint and Several Liability

If more than one of you is entering into this agreement with us the terms of this facility apply to all of you.

You are jointly and severally liable. This means you are each individually responsible for keeping the terms of this agreement and we can take action against one or all of you if you do not keep to the terms of this facility.

You each irrevocably waive and abandon any and all rights under the laws of Jersey whether by virtue of the “droit de division” or otherwise, to require that any liability under this Agreement be divided or apportioned with any other person or reduced in any manner whatsoever and, whether by virtue of the “droit de discussion” or otherwise, to require that recourse be had to the assets of any other person before any claim is enforced against you under this Agreement.

You agree we only need to send information to one of you (you must tell us who this will be) and we will do this unless we are required by law or regulation to send the information to all of you.

Any of you can give us instructions independently of the rest of you and we do not need to check with the rest of you before acting on those instructions but we may choose to do so.

14.	Set Off

All payments to us must be made without set-off and without any deduction on account of any tax, duty or other charge, unless a deduction is required by law. If a deduction is required by law, you will increase the payment so that we receive the amount due to us before the deduction.

We may set off any outstanding balance under this facility whether in sterling or any other currency against any amount we owe you (including any deposit you hold with us or any investment assets we manage for you). We may exercise this right after giving you any notice required by law or by any industry code to which we subscribe or, where no such notice is required, without prior notice.

15.	Tax gross-up

This clause applies if you are or become resident in a jurisdiction where we are required to pay a tax under the law of that jurisdiction on the income we receive from you by way of interest payments. You must increase the amount of the payment due to an amount which leaves an amount equal to the payment which would have been due if no tax payment had been required. If you fail to pay the additional amount we will still pay the tax and inform you of the amount paid. If you fail to reimburse us we will treat the tax paid as an expense.

16.	Expenses

You agree to reimburse us for all expenses we incur in connection with this facility including our reasonable administrative costs and the costs of the completion, registration, protection and enforcement of the security provided in connection with this facility. This will include but is not limited to legal expenses and document duty and includes any VAT or goods and services tax payable in relation to those expenses.

You must pay any expenses we incur in connection with this facility when we ask you to. If you do not pay them within 30 days from the date we ask you to, we can debit them from any account you hold with us. If you have insufficient funds in your accounts, we will start charging interest on the outstanding amount at the same rate as your facility, from 30 days after we demand payment.

17.	Governing Law

This agreement is in English and is governed by Jersey law.

The Royal Courts of Jersey have jurisdiction to settle any dispute arising out of or in connection with this agreement.

We may also elect to have recourse to the courts of any other appropriate jurisdiction, including the jurisdiction where we provided the facility, where you are resident, or where any security is held.

If you are an individual you can bring a claim against us in the Jersey courts or, if you were resident in another jurisdiction in the UK, the Channel Islands or Gibraltar when you entered into the facility, you can bring a claim against us in the courts of that jurisdiction.

18.	Counterparts

This agreement may be executed in any number of counterparts, each of which constitutes a duplicate original, but all the counterparts together constitute the one agreement.

19.	Assignment and Transfer

You may not allow any person to take over any of your rights and duties under this agreement.

We may assign or transfer all or any part of our rights and/or duties under this Agreement to any person (a "third party transferee") without your consent. We will only transfer our duties in this way if, in our reasonable opinion:

(c)	the third party transferee to whom we make the transfer is capable of performing our duties under this agreement; and

(d)	the way in which you are treated under this agreement will not be affected in an important way by, or following, that transfer.

We may share information about you with a prospective third party transferee or its agent, or person providing funding (to us or to the prospective third party transferee), regardless of whether we actually assign or transfer all or any part of our rights and/or duties to such transferee or the funding is actually provided.

Where we assign or transfer (including by declaration of trust) all or any part of our rights and/or duties under this agreement to a third party transferee, references in this agreement to "we", "us" and "our" shall be references to that third party transferee (for all or the relevant part, as applicable).

20.	Waivers

A waiver of any right or remedy under the Facility or by law, or any consent given under the Facility, is only effective if given in writing by the waiving or consenting party and only applies to the circumstances in relation to which it is given. If we choose not to enforce all or part of this agreement or we delay enforcing it this does not mean we cannot enforce it at a later date.

21.	Partial Invalidity

If we cannot enforce part of this agreement that will not affect our right to enforce any other part of it.

There may be other taxes or costs that are not paid via us or imposed by us.

22.	Liability

We will not be liable to you for any of the following if we are unable to provide any service or fulfil any obligation under this agreement:

(a)	any loss of business, loss of goodwill, loss of opportunity or loss of profit in any circumstances; or

(b)	any loss to you or we could not have reasonably anticipated.

Nothing in this agreement will stop us being liable if we act fraudulently, with gross negligence or we are at fault and the law does not permit us to limit or exclude liability.

If we get a court order against you to force you to pay us what you owe under this agreement, you will continue to pay interest on the outstanding balance at the interest rate which applied to your loan before the court order.

23.	Preservation of Security

You agree to sign any document we need in order to safeguard the security or our other security or to protect our interests in the assets and you agree to pay the reasonable costs for any such documents to be prepared.

24.	Contacting Each Other and Notices

Contacting Each Other

You can contact us:

(a)	by telephone using your private banker’s number(s) or on 01534 815555 between the hours of 9am and 5pm on Business Days;

(b)	by writing to us at Union Bancaire Privée (UK) Limited, Jersey Branch, PO Box 78, 38 Esplanade, St Helier, Jersey JE4 8PR;

(c)	through our website – https://www.ubp.com/uk; or

(d)	by any other method we approve from time to time.

Alternatively, you can contact your private banker on the usual telephone number or email address that you have been given for them between the hours of 9am – 5pm on Business Days. You acknowledge and accept that any means of communication (including email, telephone, facsimile, post, SMS) are not secure or reliable and that, if you choose to communicate with us, or request us to communicate with you, it shall be at your own risk and you accept that communication may not be received or actioned in a timely manner and that there is a risk of technical malfunction, computer viruses, unauthorised interference, misdelivery or delay of communications.

We can contact you using the most recent email address, postal address or phone number you have given us. You must tell us if your contact details change.

Telephone calls with you may be monitored and recorded so we can check instructions you give us, train our staff and for quality monitoring purposes.

We will communicate with you in English.

Notices

You must send any notice to us by pre-paid first class post to your private banker at the address specified above under “Notices”.

Where we say we will tell you before we do something or give you notice of something we will do so in writing. In a notice we may tell you we will do something, for example make a change to these conditions, or that you must do something by a future date. Where we do not specify a future date then the date the notice takes effect will be:

(a)	the second day after the date on the notice unless it is to an address outside Jersey in which case it will be from the seventh day after we post it; or

(b)	the day we email you.

25.	Complaints

If you have a complaint about any of our services, please telephone us and ask to speak to your private banker. Alternatively, you may write to us and address your letter to the Head of Private Banking, at the address listed under “Notices” above.

We will promptly acknowledge receipt of your complaint by letter and we will endeavour to resolve your complaint as quickly as possible. Our letter will include a full copy of our internal complaints handling procedures. You can also find details of our complaints handling procedure at the Important Information section of Https://www.ubp.com/uk. At the end of the process, we will send you a final response letter setting out how we propose to resolve the complaint and any applicable remedy.

If for any reason you are not satisfied that your complaint has been resolved fairly, you may be able to refer the matter to the Channel Islands Financial Ombudsman (CIFO) under which certain disputes may be resolved quickly and with minimum formality by an independent person.

You can contact CIFO by writing to them at The Channel Islands Financial Ombudsman, PO Box 114, Jersey JE4 9QC, emailing them at complaints@ci-fo.org and you can find out more information on their website at www.ci-fo.org. The CIFO may be available to consider complaints which are not resolved through our complaints resolution procedure.

26.	How we are authorised

Union Bancaire Privée (UK) Limited, Jersey Branch is regulated by the Jersey Financial Services Commission. Union Bancaire Privée (UK) Limited is also authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the UK. The bank's principal address in Jersey is PO Box 78, 38 Esplanade, St Helier, Jersey JE4 8PR. The company is incorporated in England & Wales under number 964058 with registered office at One Bank Street, Canary Wharf, London E14 4SG. Services provided by Union Bancaire Privée (UK) Limited, Jersey Branch will be subject to the regulatory regime applicable in Jersey, which differs in some or all respects from that of the UK. For UK-resident clients certain FCA protections may apply in addition to those available under the Jersey regime in certain specific circumstances.

27.	Privacy and Data Protection

Our Privacy Notice for Banking and Investment Service explains how we collect, use, disclose, transfer, and store your information. This Privacy Notice is available at https://www.https://www.ubp.com/uk/en/tools/data-policy or you can request a copy from your Private Banker.

This document may be executed by electronic signature. Such electronic signatures are intended to authenticate this document and shall be considered as an original signature for all purposes and shall further have the same force and effect as an original signature. Without limitation, “electronic signatures” shall include electronically scanned and transmitted versions of an original signature.

For and on behalf of

UNION BANCAIRE PRIVÉE (UK) LIMITED

/s/ Allison Humphreys	/s/ Philip Meeks

AUTHORISED SIGNATORY	AUTHORISED SIGNATORY

I accept the terms and conditions contained in the facility letter of which this is a duplicate

Signed	/s/ Daniel Masters	Date	16/01/2026

Mr Daniel Leonard Masters

Declaration by high net worth borrower or hirer

(articles 60H(1) and 60Q of the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001)

I confirm that I have received a copy of the statement of high net worth made in relation to me for the purposes of article 60H(1)(d) or article 60Q(c) of the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001.

I understand that by making this declaration I will not have the benefit of the protection and remedies that would be available to me under the Financial Services and Markets Act 2000 or the Consumer Credit Act 1974 if this agreement were a regulated agreement under those Acts.

I understand that this declaration does not affect the powers of the court to make an order under section 140B of the Consumer Credit Act 1974 in relation to a credit agreement where it determines that the relationship between the lender and the borrower is unfair to the borrower.

I am aware that if I am in any doubt as to the consequences of making this declaration then I should seek independent legal advice.

Signed	/s/ Daniel Masters	Date	16/01/2026

Mr Daniel Leonard Masters

Appendix